Exhibit 99.2

Amended Code of Business Conduct (Revised February 2017)

Purpose

Husky Energy Inc. is committed to upholding high standards of business integrity, and seeks to deter wrongdoing and to promote transparent, honest and ethical behaviour in all our business dealings. It is for this reason the Code of Business Conduct (the “Code”) was developed.

The Code applies to Husky Energy Inc. and all divisions, subsidiaries and affiliate companies over which it exercises control (collectively, “Husky” or the “Company”). It also applies to all Officers, Directors and employees of Husky, which for these purposes includes Husky temporary or contract staff (hereinafter referred to as “Personnel”).

The Code sets out the minimum standards of conduct to which all Personnel are required to adhere. Personnel are to comply with any additional requirements set by their employing company or by local law, which may be stricter than those set out here.

The Code may be modified from time to time. Personnel will be notified of any such changes.

1.	General Guidelines for Appropriate Conduct

You, as Personnel, are expected to accept certain responsibilities, adhere to acceptable legal business principles, and exhibit a high degree of personal integrity at all times. You are expected to refrain from behaviour that might be harmful to you, your co-workers, our business associates or the Company. The intent of the Code is not to place unreasonable restrictions on your personal actions, but to set out the standards you are expected to meet in your capacity as Personnel. You are expected to comply with the Code and all Husky policies.

Husky will strive to ensure the activities of our Personnel, contractors and agents are consistent with these principles. Any breach of the Code is considered serious and may result in disciplinary action up to and including the immediate termination of employment for just cause in accordance with the prevailing laws and regulations of the jurisdiction you are in, or the immediate termination of a service contract.

If you have any questions relating to the Code, you are to seek the advice of your Department Manager, the executive responsible for your business unit, or the Legal Department.

2.	Compliance with Laws

You must recognize, be familiar with, and comply with the governmental laws, rules, and regulations that apply to Husky’s business in the area in which your employing company operates.

3.	Diversity and Respectful Workplace

Husky is an equal opportunity employer and is committed to building a work environment that is free of discrimination, harassment and violence by ensuring our employment policies are implemented in a fair and equitable manner and are free of discrimination.

The Company will support and promote the protection of human rights within our sphere of influence. Discrimination based on the categories protected by law in the jurisdiction in which you are employed is strictly prohibited.

All incidents of discrimination, bullying, harassment and violence should be reported. Allegations of discrimination, bullying, violence or harassment are taken seriously and treated in a discrete and timely manner. Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible violation.

See Diversity and Respectful Workplace Policy 2.02 for further information.

4.	Alcohol and Drugs

Husky is committed to providing a safe, healthy and productive work environment. Personnel make a valuable contribution to Husky’s success through safe, efficient and conscientious performance of their duties. Personnel are required to be fit for duty when reporting for work and remain fit for duty at all times while at work. All Personnel are required to report any unsafe work, including when Personnel are not fit for duty.

The use of alcohol and/or drugs, including prescription medications that may be mood-altering or impair judgment, may adversely affect job performance, productivity, business decisions and the safety and well being of our people and the communities in which we operate. Personnel are required to declare if they are not fit for duty or are under treatment that may impair performance to ensure the continued safe operation of our business. The nature of treatment or illness does not need to be disclosed.

Personnel who have an alcohol or drug dependency or any concerns related to the use or abuse of alcohol and/or drugs are expected to seek assistance at the earliest opportunity. Assistance and support is provided through the Employee and Family Assistance Program (“EFAP”). EFAP services are completely confidential and offered at no cost to employees and their family members.

See Drug and Alcohol Policy 2.09, Statement of Contractor Requirements and the Employee and Family Assistance Program guideline for further information.

5.	Conflicts of Interest and Outside Activities

You must avoid all situations in which your personal interests conflict with your duties to Husky or the interests of the Company. To do so, you must be sensitive to any activities, interests or relationships that might conflict, or even appear to conflict, with your ability to act in the best interests of Husky. You are required to disclose any potential conflict of interest upon commencing work. You must immediately disclose any potential conflicts of interest that arise or you become aware of after starting at Husky to your Department Manager or the executive responsible for your business unit. If the Department Manager or the executive responsible for your business unit is uncertain whether the situation is contrary to Company policy, he or she is expected to consult with Husky’s Senior Vice President, Human & Corporate Resources or Senior Vice President, General Counsel & Secretary.

A potential conflict of interest arises any time you or any “related person” engage in any activity that may:

a.	Result, directly or indirectly, in you or any related person receiving a benefit from a relationship with Husky, at the expense of Husky, or resulting in a lost opportunity to Husky; or

b.	Interfere with your objectivity or effectiveness in performing your duties and responsibilities to Husky.

A “related person” is generally a person with whom you have a close personal relationship, a member of your household, or is financially dependent on you. At a minimum, this includes your spouse, civil partner, and any person living in the same house as you.

Any of the following activities can create conflicts as described further below:

Outside work, employment, or other endeavours:

i.	in areas similar to those in which Husky is involved;

ii.	for customers, contractors or competitors of Husky; or

iii.	that otherwise have the potential to affect your objectivity and work performance.

a.	Performing outside work or soliciting outside business on Husky’s premises or on Husky’s time.

b.	Using Husky’s equipment or services, materials, resources or proprietary information for outside work.

c.	Engaging in any activities that could reflect negatively on the reputation of our Company or our Personnel.

d.	Holding any financial interest in, or taking a loan from, a company or organization that is a contractor, customer, partner or competitor of Husky.

The restrictions on relationships with contractors, customers, partners and competitors set out in this section will also apply, as appropriate, to affiliates of those entities.

Unless you have disclosed the matter and obtained approval as set forth above, you should not:

Influence, or seek to influence, a corporate decision in a manner that favours another individual or organization in the expectation of realizing personal gain for yourself, a related person, or others with whom you have or have had an association.

a.	Own, either directly or indirectly, a significant financial interest in any contractor, customer, partner or competitor of Husky. A financial interest is significant if the holding is either:

i.	5% or more of the stock, assets or other interests of the contractor, customer, partner or competitor; or

ii.	10% or more of your net assets.

Such financial interest includes significant investments in oil and gas properties and shares or securities of Husky’s joint ventures.

b.	Own any investments that could materially affect your judgment with respect to Husky’s business interests.

c.	Act as an officer, director, partner, consultant, representative, agent, advisor or employee of any of the following:

i.	A contractor, customer, partner or competitor of Husky;

ii.	Any business that is involved in technical areas or product lines that are similar to those of Husky;

iii.	Any business whose customers include the Company, our customers or our contractors; or

iv.	Any organization that has or seeks business dealings with Husky where there exists (or may appear to exist) an opportunity for special consideration for you or the organization.

d.

Accept any directorship, consulting or advisory appointment or engage in any other activity that could create a conflict of interest that may impair Husky’s reputation for impartiality and fair dealings. Examples of such activities include the following:

i.	Owning a financial interest with an employee or representative of a contractor, customer, partner or competitor of Husky with whom you regularly come into contact while performing Husky business;

ii.

Accepting a personal discount (on products, services or other items) from an employee or representative of a contractor, customer, partner or competitor of Husky, which is not generally available in the normal course of business; and

iii.	Dealing directly in the course of normal Husky responsibilities with a related person who is employed by a contractor, customer, partner or competitor of Husky.

iv.	Proper Record-Keeping

6.	Proper Record-Keeping

If you prepare any accounting, sales, or operations records, you are required to do so in a manner that ensures Husky’s books, records and accounts reflect accurately, fairly, in reasonable detail, and on a timely basis, all transactions, acquisitions, dispositions of assets, and other business affairs of Husky.

You are prohibited from the following:

a.	Establishing or maintaining any unrecorded funds, assets or transactions on behalf of Husky;

b.	Making any false, artificial, or misleading entries in the books, records and documents of Husky for any reason;

c.	Engaging in any arrangement internally and/or externally that results in such prohibited acts; and

d.	Initiating any transaction or making any payment on behalf of Husky with the intention or understanding that the transaction or payment is other than what is described in its documentation.

7.	Community Investment and Political Donations

Husky’s Community Investment program supports the corporate business strategy by building Husky’s reputation as a responsible and constructive member of the communities in which we operate and our Personnel live. The Company’s Funding Guidelines are publicly available to promote understanding of Husky’s focus areas and to assist potential applicants.

Husky observes and respects all laws concerning the making of political contributions in all applicable jurisdictions. The Company does not provide political donations in respect of municipal elections, leadership contests, individual candidates or riding/constituency associations. Husky will consider political donation requests from, and for the benefit of, registered major political parties at the provincial level in Canada where permitted.

Personnel who make individual political contributions shall not attempt to have such contributions expensed to Husky directly or indirectly and Husky will not reimburse any Personnel who submits an expense account for a political contribution.

In jurisdictions where it is allowed to make donations to political parties, the Company will only donate to political parties through participation in fundraising events, which in most cases will be fundraising dinners.

See Community Investment Policy 1.14 for further information.

8.	Lobbying

You, as Personnel, should consult with your Senior Vice President or the Legal Department to ensure that lobbying is not prohibited in your jurisdiction before engaging in any lobbying activities.

Lobbying is not a prohibited activity in Canada, but Husky must make monthly public filings in Canada and several provinces in order to report lobbying activities that have taken place on behalf of the Company. Husky maintains a monthly internal reporting process in order to facilitate these filings, and you should report to your Vice President any lobbying activities you or your reports participate in either on behalf of Husky or as a member of an association in which you are a Husky representative (for example, CAPP).

You may be lobbying on behalf of Husky if you are communicating with a “public office holder”.The term “public office holder” is very broad and includes MPs, MLAs, other elected officials, all public servants and most government agencies and boards appointed by governments.

If your unit is considering lobbying, or considering making a pre-arranged appointment with any federal public office holders, you should contact the Director, Government Relations for more guidance.

If you are communicating with a federal public office holder, you should report lobbying activities internally if your communication is about:

a.	legislative proposals;

b.	the introduction, passage, defeat or amendment of bills or resolutions;

c.	the making or amending of regulations, policies or programs; or

d.	the awarding of governmental grants, contributions, or other financial benefits.

Each province has slightly different rules defining what is and is not lobbying. Generally, if you are communicating with a provincial public office holder, you should report lobbying activities internally if you are communicating in an attempt to influence:

a.	the development of any legislative proposal;

b.	the introduction, passage, defeat or amendment of any bill or resolution;

c.	the making or amendment of any regulation;

d.	the development, amendment or termination of any policy or program;

e.	a decision to sell all or part of the Crown’s interest in a business, enterprise or institution that provides goods or services to the Crown or to the public;

f.	a decision regarding privatization or outsourcing;

g.	the awarding of any grant or financial benefit by or on behalf of the government; or

h.	the awarding, amendment or termination of any contract, grant or financial benefit by or on behalf of the government or a provincial entity.

If you are requesting information from a federal or provincial public office holder, or communicating with them about the interpretation, application or enforcement of existing laws or regulations to Husky, you do not need to report it as lobbying. You also do not need to report lobbying activity if you are communicating with federal public office holders in a proceeding that is a matter of public record, such as submissions to the Senate or House of Commons.

If you have any doubt as to whether your interaction with a public office holder constitutes lobbying, you should include a brief summary of it in your monthly report to your Vice President so that it can be reviewed by the Legal Department. Jurisdictions outside Canada have different rules regarding lobbying activities. You must consult with the Legal Department or your Senior Vice President to ensure compliance with all applicable lobbying rules.

9.	Company Resources

9.1 Safeguard Company Resources

You are expected to safeguard all Husky assets and information, including any personal or customer private information. You must not engage in any theft, pilferage, willful damage, or misuse of Husky property. Such conduct may be a crime and may be reported to appropriate law enforcement authorities.

9.2 Confidential Information and Intellectual Property

You are prohibited from disclosing, misappropriating, or using confidential information or intellectual property which is owned, developed, or otherwise possessed by Husky, except as specifically authorized, and only for the performance of your duties for Husky. Personal use of confidential information or intellectual property is prohibited.

Confidential information includes, but is not limited to, corporate records, contractor and customer lists, reports, papers, devices, processes, programs, plans, methods, other intellectual property, other non-public information, and any other information which is designated as confidential at the time it is made available to you or which, because of the circumstances under which you receive it, would reasonably be considered to be confidential. This applies to information owned or developed by Husky, or by third parties and in the possession of Husky. Confidential information also includes any earnings information, other financial information, or information about significant business transactions that has not been publicly disclosed by Husky. See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information.

Intellectual property includes computer software programs, technical processes, inventions, research devices, reports or articles containing any form of unique or original innovation or development, whether or not protected by patent, trademark, copyright, or otherwise.

Any intellectual property created or developed by you within your scope of employment is owned by Husky.

9.3 Use of E-mail, Voicemail, Computer and Other Technology

Husky assets are the property of Husky and are provided for the purpose of conducting work for the Company. Reasonable personal use may be permitted provided that it is otherwise in compliance with Husky’s policies and the Company reserves the right to monitor, review and restrict personal use of our property at all times. You are responsible for exercising good judgment regarding the reasonableness of personal use and the amount and type of personal information you store. If any doubt exists, you should consult your supervisor or Department Manager.

All users of Husky assets shall:

a.	Comply with all legal requirements;

b.	In no way cause harm to Husky’s public image;

c.	Do nothing to adversely impact other users’ use of, or access to, Husky assets; and

d.	Comply with all Husky policies, procedures and guidelines.

Subject to applicable law, Husky may monitor, review, audit, intercept and access your communications using Husky’s technology for any legitimate business reason or when required by law. You acknowledge that monitoring of your private communications and your use of Husky’s technology may be necessary due to certain legitimate business reasons or when required by law.

See Information Security Policy 5.07 and Acceptable Use Policy 5.08 for further information.

9.4 Record Retention

Husky creates, receives and maintains records to carry out business activities and to document actions, transactions and decisions. Husky owns all of the information and records that are created, generated or received by Personnel and others performing business activities on behalf of Husky.

A record, regardless of format or media, contains information that has business value to the Company, provides evidence of legal, financial or operational activity and may contain business decisions, actions or policies. All records must be managed to ensure Husky retains information in accordance with our obligations, applicable policies and procedures and Husky’s Records Retention Schedule, and to ensure records are available for business use. You are required to comply with all applicable legal obligations regarding the preservation of documents and information.

See Information Management Policy 5.04 for further information.

10.	Fair Competition

Husky is committed to conducting business ethically and legally. A key component of this commitment is to comply with competition laws, the purpose of which is to preserve and promote a competitive market economy. Competition laws in Canada and other jurisdictions contain criminal offences including price-fixing and bid-rigging. Other conduct that may raise competition concerns includes refusal to supply, market restriction, tied selling, exclusive dealing, resale price maintenance, abuse of a dominant position, or non-criminal agreements between competitors. Accordingly, you are prohibited from:

a.

Engaging in communications or entering into any agreement with Husky’s actual or potential competitors, whether oral or written, direct or indirect, private or public, that might allow anyone to infer an agreement or understanding between actual or potential competitors about:

i.

price, sale or purchase terms (including, but not limited to, agreements on credit terms or discounts, or agreements to issue same or similar price lists or to stabilize prices or coordinate the timing of pricing changes);

ii.	production or supply (including, but not limited to, agreements to fix, maintain, control, prevent, lessen or eliminate the supply of a product); or

iii.	allocation of customers, territories, sales or product markets;

b.

Entering into an agreement, whether oral or written, where Husky and one or more parties: agree that one or more of them will refrain from bidding, agree to bid at agreed prices, or agree to withdraw a bid (known as bid rigging);

c.

Entering into any agreement, whether oral or written, where Husky and one or more competitors agree to refuse to sell to customers dealing with a separate competitor, or an agreement to hinder the separate competitor in some other manner;

d.

Sharing confidential competitively sensitive information with actual or potential competitors. This includes information relating to: pricing, pricing policies, discounts, rebates or terms; supply and contractors; customers; marketing or business strategies; revenues or margins; costs; capacity and production levels; and other competitively sensitive information; and

e.

Participating in discussions regarding competitively sensitive information at trade association or industry meetings, or in other settings, when actual or potential competitors are present. If such discussions occur at a meeting, you should loudly state that you do not wish to take part in such discussion, request that your departure be recorded in the minutes, if applicable, and leave the room or hang up the telephone, as applicable. You must also immediately report the discussions to your supervisor and the Legal Department.

The consequences of violating competition laws are serious and can include imprisonment and significant fines. Questions arising with respect to compliance with competition laws, including whether any proposed business strategies or plans may raise concerns with respect to competition laws, should be referred to your supervisor or to the Legal Department.

See Competition Act Compliance Policy 1.18 for further information.

11.	Transactions and Relationships with Contractors

The Procurement Department or Commercial Department responsible for procurement and contract activities (“Procurement”) provides corporate leadership for entering into external commitments with contractors. Upon receiving internal authorization, Procurement will enter into agreements, in accordance with the Code, that will maximize value to Husky, minimize risk and ensure security of supply.

Procurement sets the guidelines used to procure goods, equipment and contractor services in accordance with the Procurement Practices maintained by the Procurement function.

Procurement determines the procurement/contracting strategy in concert with the client group. Creating a competitive marketplace is a key component of Husky’s procurement strategy. Competitive bidding is the preferred approach, but it is only one of a number of strategies that is used. Sole sourcing is only used where there is proper justification. You are prohibited from improperly disclosing outside Husky any information regarding bids, evaluations, negotiations or award of business in general which, in the opinion of Husky, could create an unfair advantage or disadvantage for an individual bidder or jeopardize the bid process or the intent of Husky’s procurement process.

See Procurement Policy 1.05 for further information.

12.	Bribery and Other Improper Payments

Husky strictly prohibits any bribes or any other corrupt payments made on Husky’s behalf. No Personnel will authorize, pay, promise or offer to give anything of value to any individual or entity in order to improperly influence that individual or entity to act favorably towards Husky. Further, no Personnel will request or authorize any third party to make any such payment, promise or offer. Personnel are also strictly prohibited from soliciting or accepting bribes or any other corrupt payments, or acting as an intermediary for a third party in the solicitation, acceptance, payment or offer of a bribe. Such behavior is illegal and is unacceptable business conduct wherever Husky conducts business. Bribery can expose Husky and our Personnel to fines and other penalties, including imprisonment.

Husky prohibits any “off-the books” payments and any falsification or destruction of Husky books, records or accounts to cover up bribery or any corrupt payments. This prohibition applies regardless of amount and includes the falsification of books, records and accounts to conceal bribery of public officials, commercial bribery or any other corrupt payments.

Bona fide hospitality, promotional expenses and other business courtesies are not prohibited to the extent that they are reasonable, proportionate and permissible under all applicable laws, rules and regulations, including any ethical codes. Husky prohibits its Personnel from improperly providing business courtesies or anything of value to any individual, including public officials, in exchange for that individual taking some action that benefits Husky.

For purposes of these prohibitions, whether the recipient of any bribe or corrupt payment works in the public or private sector is irrelevant.

In some countries where Husky conducts business, it may be local practice for businesses to make payments of nominal value to lower-level government officials in order to expedite or facilitate routine, non-discretionary government actions. Husky, however, strictly prohibits facilitation payments, whether legal or not.

As well as complying with the provisions in the Code, you must exercise common sense and judgment in assessing whether any arrangement could be perceived to be corrupt or otherwise inappropriate. If you have any questions about any proposed action, the applicability of this section or questions regarding the propriety of specific business courtesies, you must consult the executive responsible for your business unit or the Senior Vice President, General Counsel & Secretary before proceeding.

See Anti-Bribery & Anti-Corruption Policy 1.24 for more information.

13.	Accepting Hospitality and Other Business Courtesies

The acceptance of bona fide hospitality and other business courtesies are not prohibited by the Code to the extent that they are reasonable and proportionate. You may accept moderate hospitality as an accepted business courtesy provided:

•	It is at a level and frequency which Husky, at our expense, could provide in return;

•	It is consistent with generally accepted industry business practices; and

•	It is permitted under applicable laws and regulations.

You cannot solicit or accept anything of value which might influence business decisions or compromise independent judgment.

Examples of things of value that are prohibited include, but are not limited to:

•	Kickbacks or a quid pro quo;

•	Cash or cash equivalents (e.g., gift cards);

•	Gifts that are not modest in value, both in isolation and when considered in the context of other gifts and hospitality received;

•	Excessive entertainment and hospitality, and any accommodation or transportation not directly associated with the execution of Husky business;

•	Favours, including offers of employment or internships to you or a related person;

•	Other favours such as engaging a company owned by you or a related person or paying inflated prices to purchase property or services;

•	Donations to a charity or other cause of your choosing; and

•	Loans, loan guarantees or other extensions of credit on preferential terms, or other intangible forms of preferential treatment.

You must exercise common sense and judgment in assessing whether any hospitality, other business courtesy or offering could be perceived to be inappropriate.

If you have any doubts about a proposed expense, the applicability of this section or any proposed action, you must consult the executive responsible for your business unit or the Senior Vice President, General Counsel & Secretary before proceeding.

14.	Insider Trading, Securities Hedging, Loans

Husky has publicly traded securities and therefore must comply with certain legal and regulatory requirements regarding the public disclosure of material information, and our Personnel (as defined in the Company Communications, Disclosure and Insider Trading/ Reporting Policy 1.02) must comply with insider trading and reporting requirements.

You may become aware of non-public material information—that is, information that has not been made publicly available by Husky in either a press release or an annual or interim financial report that would reasonably be expected to have a significant effect on the market price or value of the Company’s securities.

Personnel and their Related Parties (as defined in Policy 1.02) are prohibited from:

•	purchasing or selling;

•	exercising options to purchase or sell; or

•	tipping someone else to purchase or sell or not to purchase or sell,

securities of Husky with knowledge of non-public material information relating to Husky (even if you acquired it as a “tip” from others). Trading or tipping while in possession of non-public material information is a serious violation of the law and can result in severe civil or criminal penalties, including imprisonment.

See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information. Policy 1.02 will continue to apply after termination of the relationship of Personnel (as defined in that Policy) with Husky to the extent that the individual is in possession of non-public material information at the time of termination. In such case, no transaction of securities of Husky may take place until the information becomes public or ceases to be material. You must also comply with all trading restrictions and blackout periods set forth in Policy 1.02.

If you are unsure whether information is non-public material information, consult the Legal Department before making any decision to buy or sell a security, or before disclosing the information.

15.	External Communications

Husky designates specific people to speak on behalf of the Company to groups which include, but are not limited to, the investment community, investors, regulators and the media. The Code also extends to social media platforms, including Facebook, Twitter and YouTube.

See Company Communications, Disclosure and Insider Trading/Reporting Policy 1.02 for further information.

16.	Privacy

Husky respects the privacy of individuals and endeavours to maintain the accuracy, confidentiality and security of personal information under its custody or control. The Company is committed to complying with applicable privacy laws, always taking care to protect the personal information of individuals. Privacy Policy 5.02 applies in respect of all activities of Husky that are governed by privacy legislation in Canada and the United States.

Sometimes the privacy legislation and/or an individual’s right to privacy are different from one jurisdiction to another. Husky strongly recommends that Personnel and others using Husky business systems do not store personal information on Husky’s business systems that is not required for business purposes. Personnel should not have any expectation of privacy with respect to their use of Husky-provided or issued equipment, devices or resources.

See Privacy Policy 5.02 for further information.

17.	Economic Sanctions and Terrorism Financing

Husky complies with all applicable laws regarding economic sanctions and terrorism financing. Such laws encompass a wide variety of measures, including limitations on official and diplomatic contacts or travel, the imposition of legal measures to restrict or prohibit trade or other economic activity between certain countries or with certain persons, or the seizure or freezing of property. You are prohibited from causing Husky to be in violation of any of these laws.

18.	Reporting Suspected Non-Compliance

If you become aware of any actual or suspected breach of or non-compliance with of the Code, you must report the incident in one of the following ways:

a.	Discuss the matter with your supervisor, Department Manager or Human Resources Business Partner; or

b.

Report the concern to the Ethics Help Line, which may be done anonymously, either over the phone or online by going to the secure EthicsPoint website at www.ethicspoint.com and selecting “File a Report” at the top of the screen; or

c.	Contact any one of the Senior Vice President, Human & Corporate Resources, the Senior Vice President, General Counsel & Secretary, the CFO, the CEO, or the Chairman of the Audit Committee.

Husky strictly prohibits retaliatory action in any form against any Personnel who, in good faith, reports a possible breach or non- compliance with the Code. A report is not in good faith if you make the report, (1) knowing that it is false or misleading or knowing that there is not a sufficient indication of breach or non-compliance, or (2) solely to intentionally harm any person or entity associated with Husky. When a report is not made in good faith, you may be subject to disciplinary action, including summary termination for just cause in accordance with the prevailing laws and regulations of the applicable jurisdiction, or the immediate termination of a service contract. Disciplinary measures may be taken against Personnel if they participated in prohibited activity, even if they reported it.

After a report is made, all Personnel must cooperate fully and openly with any investigation into suspected breach or non-compliance of the Code. Failure to cooperate or to provide truthful information may lead to the individual being subject to disciplinary action, up to and including termination for just cause in accordance with the prevailing laws and regulations of the applicable jurisdiction, or the immediate termination of a service contract.